P.E. 1/31/02



02014490

As filed with the Securities and Exchange Commission on February 13, 2002


RECEIVED
FEB 13 2002
359

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2002

Canadian Natural Resources Limited
(Translation of registrant's name into English)

Suite 2500, 855 - 2nd Street S.W., Calgary, Alberta, Canada T2P 4J8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On January 21, 2002, Canadian Natural Resources Limited issued a Notice of Intention to Make a Normal Course Issuer Bid to purchase certain of its issued and outstanding shares of common stock. A copy of the notice is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED

By: 
Name: John G. Langille
Title: President

Date: February 12, 2002

CANADIAN NATURAL RESOURCES LIMITED

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

This is a notice of intention by Canadian Natural Resources Limited to purchase by way of normal course issuer bid (the "Bid") through the facilities of The Toronto Stock Exchange (the "Exchange") and the New York Stock Exchange certain of the issued and outstanding common shares of Canadian Natural Resources Limited ("Common Shares") as more particularly described herein.

1. NAME OF ISSUER

Canadian Natural Resources Limited ("CNRL")

2. SHARES SOUGHT

CNRL may purchase a maximum of 6,060,180 Common Shares of CNRL over the course of the next 12 months pursuant to this Notice of Intention, representing 5% of the shares outstanding as of the date hereof. Not more than 2% of its outstanding Common Shares will be purchased in any 30-day period. As of the date hereof, there were 121,203,603 Common Shares of CNRL outstanding.

3. DURATION

This Bid may commence on January 23, 2002, and will terminate on January 22, 2003, or on such earlier date upon which CNRL completes its entitlement of allowable purchases as set forth herein.

4. METHOD OF ACQUISITION

The Common Shares will be purchased for cancellation on the open market from time to time through the facilities of the Exchange and the New York Stock Exchange in accordance with the by-laws and rules of the Exchange. The price that CNRL will pay for the Common Shares acquired will be the market price of the Common Shares at the time of acquisition. CNRL shall not purchase any Common Shares (except purchases which result from exempt offers) other than by open market transactions.

5. SOURCE OF FUNDS

Common Shares purchased will be paid for with corporate cash flow.

6. VALUATION

To the knowledge of the directors and officers of CNRL, after reasonable inquiry, there have not been any independent appraisals or valuations regarding CNRL or its securities prepared within the last two years preceding the date hereof. CNRL evaluates annually its petroleum and natural gas reserves and publicly discloses annually a summary thereof.

7. REASONS FOR THE BID

The Common Shares are trading at record low multiples of cash flow per share. While pursuing CNRL's acquisition, exploration and development plans remains the best opportunity to create value for CNRL, any excess cash flow in 2002 over budgeted spending may be used by CNRL to further strengthen its balance sheet or continue growth of value per Common Share. One investment opportunity available to CNRL under these circumstances, depending upon future trading prices and other factors, is the use of these excess funds to purchase Common Shares, as it is a worthwhile investment and is in the best interests of CNRL and its shareholders.

8. PREVIOUS PURCHASES

CNRL has purchased 2,537,800 Common Shares, at an average price of $44.61, in the past 12 months pursuant to a Normal Course Issuer Bid.

9. PERSONS ACTING JOINTLY OR IN CONCERT

No person or company is acting jointly or in concert with CNRL in connection with the Bid.

10. ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES

To the knowledge of the directors and officers of CNRL, after reasonable inquiry, none of the directors or senior officers of CNRL nor any associates thereof, currently intend to sell any Common Shares of CNRL during the course of the Bid. It is possible, however, that sales by such persons may occur as a result of personal circumstances or decisions unrelated to the existence of the Bid.

To the knowledge of the directors and officers of CNRL, no person holds 10% or more of any class of equity securities of CNRL.

CNRL does not have any contract, arrangement or understanding, formal or informal, with any holder of Common Shares with respect to its proposed purchase of Common Shares under the Bid.

11. MATERIAL CHANGES

There are no material changes or plans or proposals for material changes in the affairs of CNRL that have not been previously disclosed to the public. CNRL is continually reviewing potential acquisitions and dispositions of oil and natural gas properties and potential acquisitions of other oil and natural gas companies.

12. CERTIFICATE

This Notice of Intention is certified to be complete and accurate and in compliance with Part 6 of the Rules of the Exchange and its Policy Statement on normal course issuer bids. This Notice of Intention contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. The undersigned has been authorized by the Board of Directors of CNRL to sign this Notice of Intention.

Dated at Calgary, Alberta this 21st day of January, 2002.



John G. Langille
President